United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                         Commission File No.: 814-00708

                                 SCHEDULE 13D/A
                                 Amendment No. 3


                    Under the Securities Exchange Act of 1934


                          INFINITY CAPITAL GROUP, INC.
                          ---------------------------
                                (Name of Issuer)

                               FAYBER GROUP, INC.
                               ------------------
                             (Former Name of Issuer)

                                     Common
                                     ------
                         (Title of Class of Securities)

                                      None
                                      ----
                                 (Cusip Number)

    Gregory H. Laborde, 255 Warren Street, Suite 1504, Jersey City, NJ 07302
                                  212-962-4400
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  July 22, 2008
                               ------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box / /.

                                  SCHEDULE 13D



CUSIP NO.: None                                                Page 1 of 5 Pages


1.       Name of Reporting Person and
         S.S. or I.R.S. Identification No.

         Gregory H. Laborde

2.       Check the Appropriate Box if A Member of a Group*

         a /  /
         b /  /

3.       SEC Use Only


4.       Source of Funds

         NA

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization


         United States Citizen


7.       Sole Voting Power

         0

8.       Shared Voting Power


         3,207,250 Common Shares indirectly through GHL Group, Ltd.


9.       Sole Dispositive Power

         0

10.      Shared Dispositive Power


         3,207,250 Common Shares indirectly through GHL Group, Ltd.

CUSIP NO.: None                                                Page 2 of 5 Pages


11.      Aggregate Amount Beneficially Owned by Each Reporting Person


         Directly - 0
         Indirectly - 3,207,250 Common Shares through GHL Group, Ltd.


12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         /  /

13.      Percent of Class Represented by Amount in Row (11)


         49.55% indirectly at July 22, 2008


14.      Type of Reporting Person

         IN

ITEM 1.  SECURITY & ISSUER


     This amended statement relates to common shares of Infinity Capital Group, Inc., formerly known as Fayber Group, Inc., 80 Broad Street, 5th Floor, New York, NY 10004. This statement amends the Schedule 13d/Amendment No. 2 dated October 24, 2006 filed by Gregory H. Laborde.


ITEM 2.

     (a) Gregory H. Laborde

     (b) 255 Warren Street, Suite 1504, Jersey City, NJ  07302

     (c) GREGORY H. LABORDE, age 43, President, Chief Executive Officer and Chairman of the Board, has over 21 years experience on Wall Street in the areas of investment banking, trading, sales and financial consulting. From 1986 to 1997, Mr. Laborde worked in corporate finance at a number of prestigious NYC based investment banks, including: Drexel Burnham Lambert, Lehman Brothers, Gruntal & Co., and Whale Securities. During his Wall Street tenure, Mr. Laborde was involved in over 20 public and private financing transactions totaling over 100 million dollars. In 1999 he founded and took public Origin Investment Group, a business development company that was involved in investing in IT related businesses. While serving as Chairman & CEO, Mr. Laborde was responsible for providing 2 million in direct equity investments, a 10 million equity credit line, as well as successfully negotiating definitive agreements to acquire several private businesses. Mr. Laborde is currently the Chairman of GHL Group, Ltd., a firm that provides capital formation and mergers and acquisition services to select publicly traded companies or rapidly expanding private businesses seeking to go public. Mr. Laborde is the former President & CEO of Satellite Organizing Solutions, Inc. (SOZG: Pink Sheets), and former President & CEO of Azonic Corporation (AZOI:OTCBB), a manufacturer of low cost disposable wireless devices, and has been President, CEO and Director of Infinity Capital Group since inception. Mr. Laborde holds a Bachelor of Science degree in Engineering from Lafayette College.

CUSIP NO.: None                                                Page 3 of 5 Pages

     (d) The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).

     (e) The Reporting Person has not during the last five years been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree or order of any type been entered against reporting person.


     (f) Citizenship: United States



ITEM 3.  SOURCE AND AMOUNT OF THE FUNDS

     Infinity Capital Group, Inc. shareholders became the shareholders of the surviving entity, Infinity Capital Group, Inc., as a result of the merger between Infinity Capital Group, Inc. and Fayber Group, Inc. Infinity issued shares and a promissory note for $20,000 in consideration for the acquisition.


ITEM 4.  PURPOSE OF THE TRANSACTION

     There are no plans or proposals known to the Reporting Person, except as listed below, which relate to or would result in:

     (a) Infinity Capital Group, Inc. issued 100,000 shares of common stock in exchange for all of the issued and outstanding stock of Fayber Group, Inc. on April 29, 2005.

     (b) A merger between Infinity Capital Group, Inc. and Fayber Group, Inc. was completed on May 2, 2005.

     (c) Infinity Capital Group, Inc. issued 100,000 shares of common stock to Fayber Group Shareholders and a Promissory Note for $20,000 to Bernard F. Pracko, II in exchange for all of the issued and outstanding stock of Fayber Group, Inc. on April 29, 2005.

     (d) As a result of the merger, Wesley F. Whiting resigned as Secretary/Treasurer but remains a director. Gregory H. Laborde is President and Director effective immediately and Jerry Gruenbaum was appointed Secretary. Theodore A. Greenberg, Pierce McNally and Steven Katz were appointed Directors.

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP NO.: None                                                Page 4 of 5 Pages


     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned     0 Common Shares directly
          (directly and indirectly):          3,207,250 Common Shares indirectly
                                              through GHL Group, Ltd.

         Percent of outstanding shares owned: 0% directly
                                              49.55% indirectly at July 22,
                                              2008 through GHL Group, Ltd.

     (b) Sole Power of voting for
         Reporting Person:                    0 Common Shares

     (c) Transactions in securities in the past
         60 days for Reporting Person:

     On July 22, 2008 GHL Group, Ltd. sold a total of 385,000 common shares in two private sale transactions.

     On July 22, 2008 GHL Group, Ltd. gifted 20,000 common shares in one private gift transaction.

     As of July 22, 2008 there were 0 Class C Warrants, 0 Class B Warrants, and 40,500 Class A Warrants outstanding.

CUSIP NO.: None                                                Page 5 of 5 Pages

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

     The Reporting Person has no other contracts, arrangements, understandings or relationships with respect to securities of the Issuer as of the date hereof.


ITEM 7.  EXHIBITS

     None.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: July 22, 2008



                                    /s/Gregory H. Laborde
                                    -------------------------
                                    Gregory H. Laborde